Exhibit 99.1

Jaguar Mining Revises Terms of Previously Announced Offering of Senior Secured Convertible Debentures

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

(All figures are in US dollars unless otherwise expressed)

TSX-V: JAG

TORONTO, May 4, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX-V: JAG) provided an update and revision today to its previously announced offering of senior secured convertible debentures (the "Debentures") (see press release dated February 27, 2015).

CONVERTIBLE DEBENTURE REVISION

As a result of the current market conditions, the Company has amended certain terms of the offering, including the conversion price and the term to maturity. Based on the amended terms, the new conversion price will be C$0.25 and the maturity date of the Debentures will be reduced to two years (the "Offering").

The Offering continues to be on a non-brokered private placement basis pursuant to exemptions under applicable securities laws. The Company plans to use the net proceeds of the Offering to repay the outstanding $10.4 million credit facility held by Renvest Global Resource Fund c/o Renvest Mercantile Bancorp Inc. ("Renvest Credit Facility") and for general corporate purposes. The Offering is expected to close in May 2015, and is subject to receipt of all required regulatory approvals and applicable third party consents, including the approval of the TSX Venture Exchange (the "TSX-V").

The Debentures will be senior secured obligations of Jaguar and it is intended that the holders of the Debentures will assume the senior security package currently held under the Renvest Credit Facility. The Debentures will mature two years from closing of the Offering.

The Debentures will bear interest at a rate of 12% per annum, payable in US dollars semi-annually commencing six months from the closing date of the Offering. The Debentures will be convertible into Jaguar common shares at a conversion price of C$0.25 per share, representing a 39% premium to the closing price of Jaguar common shares ("Common Shares") on May 1, 2015 and a conversion rate of 4,870 Common Shares per $1,000 principal amount of Debentures, based on Canadian dollar exchange rate of 0.8214. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The Debentures will be redeemable following a period of six months from closing of the Offering. On and after such date and prior to the date that is two years from the closing date of the Offering, the Debentures may be redeemed by Jaguar, in whole or in part from time to time, with 30 days written notice, at a price of 110% of the principal outstanding in the first year and 105% in year two, plus any accrued and unpaid interest.

Jaguar does not intend to list the Debentures on the TSX-V. The Debentures and the Common Shares issuable on conversion of the Debentures will be subject to a four month and one day hold period under Canadian securities laws from the date of issue of the Debentures.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximately 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com ..

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements the success of closing this transaction on the projected timeline, that regulatory approval will be obtained, the final terms of the Debentures that will be issued in connection with the Offering. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among others the risk of Jaguar's not the success of closing this transaction on the projected timeline, that regulatory approval will be obtained, the final terms of the Debentures that will be issued in connection with the Offering, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

SOURCE Jaguar Mining Inc.

For further information: Derrick Weyrauch, Chief Financial Officer, 416-628-9601, dweyrauch@jaguarmining.com